UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sasol Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa	**001-31615**	**N/A**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Sasol Place, 50 Katherine Street, Sandton	**N/A**
(Address of principal executive offices)	(Zip Code)

Michelle du Toit, Group Company Secretary
Tel. No. +27 10 344 3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

____ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,________ .

_X_ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended June 30, 2023.

Exhibit 2.01

Resource Extraction Payment Report – Oil and Natural Gas Exploration and Production

Reporting year: July 1, 2022 to June 30, 2023

Project Disclosed: Oil and natural gas exploration and production (in Mozambique and Gabon)

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Oil and natural gas, use of well

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
Mozambique	MZN	GSO	Government of Mozambique	National Petroleum Institute	-	-	1 185 464	-	-	-	-	-	1 185 464	[1]
Mozambique	MZN	GSO	Government of Mozambique	Mozambique Tax Authorities	74 632 228	12 855 163	-	-	-	-	-	-	87 487 391	[1]
Mozambique	MZN	GSO	Government of Mozambique	Ministries and other government Institutions	-	-	470 095	-	-	-	-	7 113 447	7 583 542	[1]
South Africa	ZAR	GSO	Government of South Africa	South Africa Revenue Services	9 023 436	-	-	-	-	-	-	-	9 023 436	[2]
Gabon	XAF	GSO	Government of Gabon	General Tax Department	254	-	-	-	-	-	-	-	254	[3]
TOTAL					**83 655 918**	**12 855 163**	**1 655 559**	**-**	**-**	**-**	**-**	**7 113 447**	**105 280 087**	

Notes:

1. Reporting currency is USD and actual payments in Mozambique are made in (Mozambican Metical) MZN
2. Reporting currency is USD and actual payments in South Africa were made in ZAR
3. Reporting currency is USD and actual payments in Gabon were made in (Central African CAF Franc) XAF

Resource Extraction Payment Report – Coal Mining

Reporting year: July 1, 2022 to June 30, 2023

Project Disclosed: Coal mining activities

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Coal mining extraction process

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol Mining	Government of South Africa	South Africa Revenue Services (SARS)	R688,490,961	-	-	-	-	-	-	-	R688,490,961	[1]
South Africa	ZAR	Sasol Mining		South Africa Revenue Services (SARS)	R1,662,539,263	R282,044,339	-	-	-	-	-	-	R1,944,583,602	[2]
South Africa	ZAR	Sasol Mining		Eskom	-	-	R59,837,193	-	-	-	-	-	R59,837,193	
South Africa	ZAR	Sasol Mining		Goven Mbeki Municipality	-	-	R5,210,625	-	-	-	-	-	R5,210,625	
South Africa	ZAR	Sasol Mining		Mine Health & Safety Council	-	-	R1,448,101	-	-	-	-	-	R1,448,101	
South Africa	ZAR	Sasol Mining		Rand Water	-	-	R4,423,186	-	-	-	-	-	R4,423,186	
South Africa	ZAR	Sasol Mining		Goven Mbeki Municipality	-	-	-	-	-	-	-	R11,720,602	R11,720,602	[3]
South Africa	ZAR	Sasol Mining		Goven Mbeki Municipality	-	-	-	-	-	-	-	R4,313,927	R4,313,927	
South Africa	ZAR	Sasol Mining		Goven Mbeki Municipality	-	-	-	-	-	-	-	R2,201,143	R2,201,143	
South Africa	ZAR	Sasol Mining		Goven Mbeki Municipality	-	-	-	-	-	-	-	R6,561,722	R6,561,722	
Total					R2,351,030,224	R282,044,339	R70,919,105	-	-	-	-	R24,797,394	R2,728,791,062	

Notes:

1. Relates to direct taxes from operations
2. Relates to indirect taxes. Value Added Tax:R184m, Royalties R282m, Carbon tax R0,4m and PAYE and Skills Levy R1,478m.
3. 7-8 relates to Community & Social Responsibility projects for communities within which we operate, in line with our mining licences

Resource Extraction Payment Report – Sasol South Africa

Reporting year: July 1, 2022 to June 30, 2023

Project Disclosed: Sasol South Africa Limited (SSA), a wholly owned subsidiary of Sasol Limited, is an integrated petrochemicals and energy company, which houses majority of the Group's South African operations. SSA comprises of the following business segments: Sasol Chemicals, Sasol Synfuels, Sasol Group Services, Sasol Energy and Sasol Gas.

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Production of chemicals, the sales and marketing of liquid fuels and the marketing, distribution and transportation of pipeline gas

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	SSA	Government of South Africa	South Africa Revenue Services (SARS)	R9,772,000.00	-	-	-	-	-	-	-	R9,772,000.00	
South Africa	ZAR	SSA		South Africa Revenue Services (SARS)	R5,258,021,917	-	-	-	-	-	-	-	R5,258,021,917	
South Africa	ZAR	Sasol Gas		South Africa Revenue Services (SARS)	R1,870,200,565	-	-	-	-	-	-	-	R1,870,200,565	
South Africa	ZAR	Sasol Chemicals		Matsimaholo Local Municipality	-	-	R112,506,537.13	-	-	-	-	-	R112,506,537.13	
South Africa	ZAR	Sasol Synfuels		Govan Mbeki	-	-	R205,441,444.06	-	-	-	-	-	R205,441,444.06	
South Africa	ZAR	Sasol Group Services		Govan Mbeki Municipality	-	-	R2,999,265.11	-	-	-	-	-	R2,999,265.11	
South Africa	ZAR	Sasol Chemicals		City of Johannesburg	-	-	R1,264,381.75	-	-	-	-	-	R1,264,381.75	
South Africa	ZAR	Sasol Chemicals		Eskom	-	-	R1,036,018,528.02	-	-	-	-	-	R1,036,018,528.02	
South Africa	ZAR	Sasol Chemicals		Eskom North Western Region	-	-	R80,329,027.02	-	-	-	-	-	R80,329,027.02	
South Africa	ZAR	Sasol Chemicals		Mpumalanga Economic Growth Agency	-	-	R17,715,789.72	-	-	-	-	-	R17,715,789.72	
South Africa	ZAR	Sasol Chemicals		National Ports Authority of South Africa	-	-	R3,713,585.15	-	-	-	-	-	R3,713,585.15	
South Africa	ZAR	Sasol Chemicals	Government of South Africa	National Ports Authority of South Africa	-	-	R17,167,453.46	-	-	-	-	-	R17,167,453.46	
South Africa	ZAR	Sasol Chemicals		South Africa Revenue Services (SARS)	-	-	R8,073,681.92	-	-	-	-	-	R8,073,681.92	
South Africa	ZAR	Sasol Chemicals		NATIONAL RESEARCH FOUNDATION	-	-	-	-	-	-	-	R30,077,958.00	R30,077,958.00	
South Africa	ZAR	Sasol Chemicals		TRANSNET ENGINEERING	-	-	R6,731,976.13	-	-	-	-	-	R6,731,976.13	

South Africa	ZAR	Sasol Chemicals		TRANSNET ENGINEERING	-	-	R41,109,992.11	-	-	-	-	-	R41,109,992.11	
South Africa	ZAR	Sasol Chemicals		TRANSNET FREIGHT RAIL	-	-	R366,425,952.08	-	-	-	-	-	R366,425,952.08	
South Africa	ZAR	Sasol Chemicals		TRANSNET NPA DURBAN	-	-	R26,642,050.60	-	-	-	-	-	R26,642,050.60	
South Africa	ZAR	Sasol Synfuels		COMPENSATION COMMISSIONER	-	-	R35,936,312.54	-	-	-	-	-	R35,936,312.54	
South Africa	ZAR	Sasol Synfuels		DEPARTMENT OF WATER AND SANITATION	-	-	R869,198,109.47	-	-	-	-	-	R869,198,109.47	
South Africa	ZAR	Sasol Synfuels	Government of Mozambique	EMPRESA NACIONAL DE HIDROCARBONETOS	-	-	R109,763,691.30	-	-	-	-	-	R109,763,691.30	
South Africa	ZAR	Sasol Synfuels		ESKOM	-	-	R9,749,928,873.91	-	-	-	-	-	R9,749,928,873.91	
South Africa	ZAR	Sasol Synfuels		REPUBLIC OF MOZAMBIQUE PIPELINE	-	-	R56,285,575.22	-	-	-	-	-	R56,285,575.22	
South Africa	ZAR	Sasol Synfuels		ROMPCO LDA	-	-	R4,934,307.83	-	-	-	-	-	R4,934,307.83	
South Africa	ZAR	Sasol Synfuels		South Africa Revenue Services (SARS)	-	-	R29,616,846.28	-	-	-	-	-	R29,616,846.28	
South Africa	ZAR	Sasol Energy		South Africa Revenue Services (SARS)	-	-	R11,300,336.19	-	-	-	-	-	R11,300,336.19	
South Africa	ZAR	Sasol Group Services	Government of South Africa	NATIONAL RESEARCH FOUNDATION	-	-	-	-	-	-	-	R3,000,000.00	R3,000,000.00	
South Africa	ZAR	Sasol Group Services		ENERGY COUNCIL NPC	-	-	R1,884,500.00	-	-	-	-	-	R1,884,500.00	
South Africa	ZAR	Sasol Group Services		CITY OF TSHWANE	-	-	R2,703,086.82	-	-	-	-	-	R2,703,086.82	
South Africa	ZAR	Sasol Group Services		COMMUNITY SAFETY SECURITY AND	-	-	R3,661,321.40	-	-	-	-	-	R3,661,321.40	
South Africa	ZAR	Sasol Group Services		Council for Scientific and Industrial Research	-	-	R2,477,100.00	-	-	-	-	-	R2,477,100.00	
South Africa	ZAR	Sasol Gas	Government of Mozambique	ROMPCO LDA	-	-	R2,347,127,839.43	-	-	-	-	-	R2,347,127,839.43	
South Africa	ZAR	Sasol Gas	Government of South Africa	South Africa Revenue Services (SARS)	-	-	R1,588,265,823.85	-	-	-	-	-	R1,588,265,823.85	

South Africa	ZAR	Sasol Gas		National Energy Regulator of South Africa	-	-	R81,117,467.83	-	-	-	-	-	R81,117,467.83	

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SASOL LIMITED

By:	/s/ MICHELLE DU TOIT
Name:	Michelle du Toit
Title:	**Group Company Secretary**

Date: 1 April 2024